SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class A: none

Common Stock, Class B: 038521100

(CUSIP Number)

Bart J. Colli, General Counsel

ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107

(215) 238-6846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) L. Frederick Sutherland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                343,233 shares, Class A Common Stock[1]

                343,233 shares, Class B Common Stock[2]

  8.    SHARED VOTING POWER

                1,449,608 shares, Class A Common Stock[3]

                1,569,608 shares, Class B Common Stock[4]

  9.    SOLE DISPOSITIVE POWER

                343,233 shares, Class A Common Stock[1]

                343,233 shares, Class B Common Stock[2]

10.    SHARED DISPOSITIVE POWER

                1,449,608 shares, Class A Common Stock[3]

                1,569,608 shares, Class B Common Stock[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,841 shares, Class A Common Stock[3] 1,912,841 shares, Class B Common Stock[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6 % Class A Common Stock[5] 1.6% Class B Common Stock[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes 11,250 shares subject to currently exercisable options and 51,996 shares of Class A Common Stock, which represent Mr. Sutherland’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees.
[2]	The shares are issuable upon conversion of an equal number of shares of Class A Common Stock (including 11,250 shares subject to currently exercisable options and 51,996 shares of Class A Common Stock, which represent Mr. Sutherland’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees). Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.
[3]	Includes 539,318 shares that Mr. Sutherland holds jointly with his spouse and 232,290 shares held by Mr. Sutherland’s spouse in her own name. Also includes 472,000 shares held by Bethany Partners I and 206,000 shares held by Bethany Partners II, of which partnerships Mr. Sutherland serves as a general partner.
[4]	Includes 120,000 shares held by the Chatham Foundation, a charitable foundation, of which Mr. Sutherland serves as a trustee. The remaining 1,449,608 shares are issuable upon conversion of an equal number of shares of Class A Common Stock. Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.
[5]	Based on 69,805,356 shares of Class A Common Stock and 114,938,221 shares of Class B Common Stock outstanding as of January 28, 2005, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2004.

1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

            Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1

            and The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 2

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                1,381,578 shares, Class A Common Stock[6]

                1,381,578 shares, Class B Common Stock[7]

  8.    SHARED VOTING POWER

                None

  9.    SOLE DISPOSITIVE POWER

                1,381,578 shares, Class A Common Stock[6]

                1,381,578 shares, Class B Common Stock[7]

10.    SHARED DISPOSITIVE POWER

                None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,578 shares, Class A Common Stock[6] 1,381,578 shares, Class B Common Stock[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0 % Class A Common Stock[8] 1.2 % Class B Common Stock[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Includes 1,018,790 shares of Class A Common Stock held in two trusts for which Mr. Read also serves as the sole Trustee.
[7]	All such shares are issuable upon conversion of an equal number of shares of Class A Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.
[8]	Based on 69,805,356 shares of Class A Common Stock and 114,938,221 shares of Class B Common Stock outstanding as of January 28, 2005, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2004.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

The Class A Common Stock is convertible into Class B Common Stock on a one for one basis. Each Reporting Person (as defined below) is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. To the extent any shares of Class A Common Stock beneficially owned by a Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2. Identity and Background.

(a)	This statement is being filed jointly by (i) L. Frederick Sutherland and (ii) Frank Read, sole Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 2 (the foregoing, collectively, the “Reporting Persons” and each, a “Reporting Person”).

(b)	The business address of Mr. Sutherland is ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. The business address of Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust – 2, is Maine Eye Center, 15 Lowell Street, Portland, Maine 04102.

(c)	Mr. Sutherland is Executive Vice President and Chief Financial Officer of the Issuer. Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust 2 (Pennsylvania trusts), is an ophthalmologist at the Maine Eye Center in Portland, Maine.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On February 28, 2005, the Reporting Persons, together with Joseph Neubauer, Chairman of the Board and Chief Executive Officer of the Issuer (who has filed a separate Statement on Schedule 13D), sold 1,550,000 shares (the “Shares”) of Class B Common Stock (the Issuer’s listed security) in a transaction pursuant to Rule 144 under the Securities Act of 1933. The Reporting Persons’ Class A Common Stock automatically converted into Class B Common Stock upon the sale. Although the Reporting Persons and Mr. Neubauer may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the sale of the Shares, the Reporting Persons disclaim the existence of any such “group.” In addition, each of the Reporting Persons plans to make future investment decisions with respect to shares of Class A Common Stock and Class B Common Stock separately, unless the Reporting Persons and Mr. Neubauer otherwise agree at a later date. At the present time, the Reporting Persons do not plan to purchase, sell or hold Issuer securities in concert. Accordingly, if a “group” were considered to have been formed at the time of the sale, any such “group” dissolved immediately after the sale.

Except as noted above, the Reporting Persons have no current plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)(b) The following table provides information regarding the beneficial ownership of Issuer Class A Common Stock and Class B Common Stock on the date of filing this Schedule 13D:

	Shares Beneficially Owned
	Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Shares(1)%		Shares(2)%
L. Frederick Sutherland(3)	1,792,841	2.6%	1,912,841	1.6%
Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust – 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 2 (4)	1,381,578	2.0%	1,381,578	1.2%

(1)	Applicable percentage of ownership is based on 69,805,356 shares of Class A Common Stock outstanding on January 28, 2005.
(2)	Applicable percentage of ownership is based on 114,938,221 shares of Class B Common Stock outstanding on January 28, 2005. Shares of Class A Common Stock are

convertible into an equal number of shares of Class B Common Stock (including shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options or stock purchase opportunities). Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

(3)	The number of shares of Class A Common Stock shown in the table includes 11,250 shares subject to currently exercisable options, 51,996 shares of Class A Common Stock, which represent Mr. Sutherland’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees, and 279,987 shares that Mr. Sutherland holds in his own name. Mr. Sutherland has sole voting and dispositive power with respect to all of those shares. The number of shares of Class A Common Stock shown in the table also includes 539,318 shares that Mr. Sutherland holds jointly with his spouse, 232,290 shares held by Mr. Sutherland’s spouse in her own name, 472,000 shares held by Bethany Partners I and 206,000 shares held by Bethany Partners II, of which partnerships Mr. Sutherland serves as a general partner. Mr. Sutherland shares voting and dispositive power with his spouse with respect to those shares. The number of shares of Class B Common Stock shown on the table includes 120,000 shares of Class B Common Stock held by the Chatham Foundation, of which Mr. Sutherland serves as a trustee.
(4)	Frank Read is the sole trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 2 and has sole voting control and dispositive power with respect to the shares held in those trusts. The number of shares of Class A Common Stock shown in the table also includes 1,018,790 shares of Class A Common Stock held in two trusts for which Mr. Read also serves as the sole Trustee. Mr. Read also has sole voting control and dispositive power with respect to the shares held in those two trusts.

(c) During the past 60 days, the Reporting Persons have effected the following transactions in the Issuer’s Class A Common Stock and Class B Common Stock.

On January 1, 2005, Mr. Sutherland exercised options to purchase 53,332 shares of Class A Common Stock. He paid the exercise price of the options and his withholding taxes by surrendering to the Issuer 14,699 shares of Class A Common Stock he already owned and having the Issuer retain an additional 11,620 shares of Class A Common Stock from the shares otherwise issuable.

On February 2, 2005, Mr. Sutherland received delivery of 1,889 shares of Class A Common Stock pursuant to the terms of his Restricted Stock Unit Agreement. The Issuer withheld 801 shares of Class A Common Stock from the number of shares that Mr. Sutherland was entitled to receive to pay the withholding taxes associated with the delivery of the shares.

On February 28, 2005, Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust 2, distributed 11,000 shares out of each of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust 2 to Mr. Neubauer pursuant to the terms of those trusts.

On February 28, 2005, the Reporting Persons, together with Mr. Neubauer, together sold an aggregate of 1,550,000 shares of Class B Common Stock at a price of $27.57 per share in a Rule 144 transaction directly with a market maker. The Reporting Persons’ Class A Common Stock automatically converted into Class B Common Stock upon sale. The aggregate number of shares includes shares sold by the Reporting Persons and their affiliates, as follows:

Name	Number of Shares Sold
L. Frederick Sutherland(1)	300,000
Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust – 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 2	250,000

(1)	Consists of 25,519 shares held by Mr. Sutherland, 224,481 shares held by Mr. Sutherland and his spouse as joint tenants and 50,000 shares held by Bethany Partners I, of which Mr. Sutherland serves as a general partner.

(d) Not applicable

(e) As noted in Item 4 above, if a “group” for purposes of Section 13(d) of the Exchange Act were considered to have been formed at the time of the sale, any such “group” dissolved immediately after the sale and no Reporting Person was the beneficial owner of more than five percent of the Issuer’s Class A Common Stock or Class B Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

1.	Agreement relating to joint filing of this statement.

Exhibit 1 provides as follows:

By the execution of this Schedule 13D, each of the persons signing this Schedule 13D agrees that this Schedule 13D and any amendment hereto shall be filed on behalf of each of them. The execution and filing of this Schedule 13D shall not be construed as an admission that any “group” for purposes of Section 13(d) of the Exchange Act has been formed, and each of the signatories disclaims the existence of any such “group.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: March 3, 2005

/s/ L. FREDERICK SUTHERLAND
L. Frederick Sutherland

Date: March 3, 2005	FRANK READ, TRUSTEE OF THE JOSEPH NEUBAUER 2000 GRANTOR RETAINED ANNUITY TRUST - 1

/s/ FRANK READ
Frank Read

Date: March 3, 2005	FRANK READ, TRUSTEE OF THE JOSEPH NEUBAUER 2000 GRANTOR RETAINED ANNUITY TRUST - 2

/s/ FRANK READ
Frank Read